

Mail Stop 7010

April 7, 2008

<u>**via U.S. mail and facsimile**</u>

Alan W. Rutherford
Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-K/A#1 for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-50189**

Dear Mr. Rutherford:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1. In future filings, please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Provide a more comprehensive analysis of the factors that impacted net sales, cost of products sold, segment income, etc., ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item. In addition you should discuss known or anticipated trends that have had and/or may continue to have an impact on your results of operations. To provide investors with a sufficient understanding of the factors impacting your operations, you may need to discuss the businesses that underlie each of your reportable segments. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
    - You attribute the increase in net sales for the Americas Beverage segment for 2007 as compared to 2006 to the pass-through of higher material costs and to the recovery of sales unit volumes. Each of these factors should be quantified. Also, there should be an explanation as to (a) why sales unit volumes rebounded from the decline that occurred in fiscal year 2006; (b) whether the recovery was as much as the 2006 decline, less then the 2006 decline or greater than the 2006 decline; and (c) whether you expect sales unit volumes to continue to increase in the future.
    - You attribute the increase in the European Beverage segment's segment income to increased sales unit volumes. Given that the sales unit volumes resulted in an increase in margin from 10.4% for fiscal year 2006 to 12.9% for fiscal year 2007, you should provide a more detailed explanation as to why sales unit volumes increased and whether you expect this trend to continue.
    - For your restructuring charges, please disclose the amount of cost savings you expect to recognize in the future.

    Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that should have further analysis. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

2. We note that you recorded a $29 million charge in fiscal year 2007 for your asbestos provision, whereas you recognized a $10 million charge in fiscal year 2006 and fiscal year 2005, respectively. In future filings, please disclose the factors that resulted in you recognizing an additional $19 million charge for your asbestos provision over the prior to fiscal years as this differential is 9.5% of income from continuing operations before income taxes, minority interest and equity earnings.

3. We note that in the fourth quarter of fiscal year 2007 you recognized a goodwill impairment charge of $103 million for your European metal vacuum closures business, which is part of your European Food reportable segment. There is a concern that investors may have been surprised by this charge, which materially impacted total stockholders' equity as of December 31, 2007 and is 51.2% of fiscal year 2007 income from continuing operations before income taxes, minority interest and equity earnings. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

    In reading your prior disclosures, there does not appear to be disclosure regarding the implications of adverse events and/or underperformance in the European metal vacuum closures business or in the European Food segment such that the associated assets were at risk of future impairment. Specifically, in your December 31, 2006 Form 10-K, the European Food segment net sales increased, which you attributed to higher selling prices from higher material costs being passed through and foreign currency translation. There is no mention of an issue with your metal vacuum closures business. Fiscal year 2006 European Food segment income did decrease; however, you attributed the decrease to higher material costs without any mention of an issue with the metal vacuum closures business. You did disclose that you incurred $6 million in restructuring costs (i.e., severance costs) for the European Food segment; however, there is no mention that such restructuring costs were due to deteriorating metal vacuum closures business results. In your September 30, 2007 Form 10-Q filed on October 31, 2007, you do note that while the European Food segment net sales increased due to positive foreign currency translation, there was a decline in sales unit volumes due to weather conditions resulting in a weak harvest, which also negatively impacted segment income. However, there is no mention that if these adverse weather conditions persists for the remainder of fiscal year 2007, the metal vacuum closures business' assets are at risk for impairment. In addition, without specific disclosure to the contrary, an investor may assume that adverse weather conditions for one year is a temporary issue to the corresponding business and not a pervasive issue that will have a long-term negative impact on the business's financial results. Further, these disclosures may indicate to an investor that management has no uncertainties with regards to the recoverability of the European Food segment's long-lived assets. Finally, your Critical Accounting Policies disclosures in your December 31, 2006 and December 31, 2007 Forms 10-K do not include disclosure regarding the amount of headroom between the estimated fair value and the carrying value of your reporting units. The lack of disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeds the carrying value in a sufficient amount that goodwill impairment is not reasonably possible.

Please clarify for us why there appears to be no specific, prior disclosure regarding a material uncertainty over the recoverability of the European Food reportable segment and/or European metal vacuum closures business goodwill asset. Describe the specific factors considered by management at October 31, 2007 in assessing the likelihood of a future goodwill impairment.

4. There is a concern about whether the disclosures in your fiscal year 2007 Form 10-K fully explain the goodwill impairment charge of $103 million taken in the fourth quarter of fiscal year 2007. Specifically, you attribute the goodwill impairment charge to a decrease in projected operating results. As noted in the above comment, there does not appear to be any prior disclosures and there does not appear to be any current disclosure that explain why the European metal vacuum closures business has deteriorated to a level that resulted in you revising the assumptions in your estimation of the fair value of the corresponding reporting unit that led to a $103 million impairment to goodwill. Given that the impairment charge had a material impact to your stockholders' equity balance as of December 31, 2007, substantive and informative disclosure should be provided that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting unit and to recognize the impairment charge. In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify/address the following:

    - When the deterioration of the European metal vacuum closures business developed. Given the lack of disclosure regarding these events and the uncertainty of the recoverability of this business' assets in your 2006 Form 10-K and the September 30, 2007 Form 10-Q, it is unclear whether the deterioration in the projected operating results are specific to the fourth quarter of fiscal year 2007 or have been developing over time.
    - The specific events that developed and the specific changes in market conditions that you identified that are expected to occur going forward that would significantly change your projected operating results for the European metal vacuum closures business. We note that the European Food reportable segment had a decline in sales unit volumes due to weather conditions resulting in a poor harvest. We note that you use discounted cash flow projections, in part, to estimate the fair value of your reporting units. One year of poor harvest would not appear to have a material, negative impact on long-term financial projections, which would be used in a discounted cash flow model. Please ensure such disclosure clarifies how these events and conditions impacted the European metal vacuum closures business in the long-term.

- The decrease in projected operating results for the European metal vacuum closures business that resulted in the goodwill impairment charge appear inconsistent with the European Food segment's performance. Specifically, the SFAS 131 footnote disclosure in your 2007 Form 10-K reflects an increase in external sales from 2005 to 2007. Further, the European Food segment generated operating income for each of the three years ended December 31, 2007. Based on the European Food segment's operating results and related disclosures within MD&A, it is not obvious why $103 million of goodwill was found to be impaired as of December 31, 2007.
- The amount, if any, of the remaining goodwill and/or identifiable intangible assets the European metal vacuum closures business has as of December 31, 2007.

Please provide us with the disclosures that address each of the above bullet points in addition to any other information that would be material to an investor's understanding of the European Food segment, the European metal vacuum closures business, and the impairment charge.

5. Please provide us with a list of all of the reporting units that comprise the European Food reportable segment. For each reporting unit, please provide us with net sales, gross profit, pre-tax income, total assets, and goodwill for each period presented. Also, please tell us which of these reporting units relate to the packing business and also to the spec pack sector.

Critical Accounting Policies, page 32

6. In future filings, if the carrying value of your reporting units is not materially different from the estimated fair value and the reasonably possible impairment charge would be material to your consolidated financial statements, please revise your disclosures for testing goodwill for impairment to address each of the following points:
   - Define the reporting unit level at which you test goodwill for impairment.
   - We note that you estimate the fair value of your reporting units using both market values for comparable businesses and discounted cash flow projections.
     o Describe each of these methodologies, including sufficient information to enable a reader to understand how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these two methods as being the most meaningful for the company in preparing their goodwill impairment analysis.
     o Disclose how you weight each of these methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.
   - For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the revenue and/or EBITDA multiple used.

- Disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.
  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

7. Please provide us with a list of each of your reporting units including (a) the carrying value of the reporting unit, (b) the fair value of the reporting unit, and (c) the amount of goodwill as of December 31, 2007. If there are any reporting units with fair values that do not materially exceed the carrying value, please provide us with the disclosure you intend to include in future filings that addresses the points made in comment 6.

8. We note that in the fourth quarter of fiscal year 2007 you released $462 million of your U.S. deferred tax asset valuation allowances due to cumulative earnings in recent years and projections of future income. We also note that you have maintained a $244 million valuation allowance against U.S. deferred tax assets. Finally, we note that your U.S. pre-tax income/(loss) was $4 million in 2007, $39 million in 2006, ($60) million in 2005. In future filings, please revise your disclosure to quantify the amount of U.S. taxable income you must generate to fully realize your deferred tax assets. Please also state the specific factors that have led you to project future income for your U.S. jurisdiction given the variability in your U.S. pre-tax income/(loss) for the last three fiscal years. Please provide us with the disclosures you intend to include in future filings.

9. We note that as of December 31, 2007 you have unrecognized net losses of $1.5 billion in accumulated other comprehensive income, of which you intend to amortize $74 million to include in your net pension cost for fiscal year 2008. We further note that you amortized $78 million of net loss to net pension cost during fiscal year 2007, which is 38.8% of income from continuing operations before income taxes, minority interest and equity earnings. In future filings, please revise your pensions and postretirement benefit plan critical accounting policy disclosure to address the following so that investors have a better understanding of how you determined the amount of unrecognized net loss to amortize to pension expense:
   - the factors contributing to the significant amount of unrecognized net loss,
   - the amount of the unrecognized net loss that represents the changes not yet reflected in the market-related value component,
   - the service period over which you are amortizing the net loss in accordance with paragraph 32 of SFAS 87, and
   - a sensitivity analysis of the service period to the amortization of the net loss from accumulated other comprehensive income to the consolidated statements of operations as part of your pension expense.
   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Z. Condensed Combining Financial Information, page 75

10. We note that the December 31, 2007 condensed combining statement of cash flows includes $32 million of operating cash flows for the parent. We also note that the parent has no operating income in the December 31, 2007 condensed combining statement of operations. Please tell us how the parent generated $32 million of operating cash flows for fiscal year 2007.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief